CHELSEA ANNOUNCES FILING OF SECOND QUARTER 2018 FINANCIAL STATEMENTS AND MD&A

Calgary, Alberta, Canada, August 29, 2018 -- Chelsea Oil & Gas Ltd. ("Chelsea" or the "Company") (OTC Pink: COGLF) announces that it has filed its unaudited interim condensed consolidated financial statements and accompanying notes for the three and six month periods ended June 30, 2018 and 2017 and its related management's discussion and analysis with applicable Canadian securities regulatory authorities.

Copies of each of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (587) 893 6666
info@chelseaoilandgas.com